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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K
(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934

For the fiscal year ended December 26, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-08140

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             THE FLEMING 401(k) PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FLEMING COMPANIES, INC.
                               15150 Preston Road
                               Dallas, Texas 75248

================================================================================

                            THE FLEMING 401(K) PLAN

                               TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm .....................  3

Financial Statements

    Statements of Net Assets Available for Benefits, December 26, 2003 and
         December 27, 2002 ..................................................  4

    Statement of Changes in Net Assets Available for Benefits, Year ended
         December 26, 2003 ..................................................  5

    Notes to Financial Statements ...........................................  6

Supplemental Schedule

    Schedule of Assets Held for Investment Purposes, December 26, 2003 ...... 12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Sponsor and Trustee
The Fleming 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Fleming 401(k) Plan as of December 26, 2003 and December 27, 2002, and the related statement of changes in net assets available for benefits for the year ended December 26, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the financial statements, the Board of Directors of Fleming Companies, Inc., the Plan's sponsor, adopted resolutions on October 15, 2003 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis; however, such change had no effect on the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Fleming 401(k) Plan as of December 26, 2003 and December 27, 2002, and the changes in net assets available for benefits for the year ended December 26, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Oklahoma City, Oklahoma
June 24, 2004

                    THE FLEMING 401(K) PLAN (IN LIQUIDATION)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                    DECEMBER 26,    December 27,
                                                        2003            2002
                                                        ----            ----
ASSETS
  Investments                                      $204,753,498     $312,350,841

  Receivables
    Employer contributions                                   --        9,542,805
    Participant contributions                               926          237,326
    Accrued interest, dividends and other                     5            5,173
                                                    -----------      -----------
                                                            931        9,785,304

  Cash                                                    1,828          188,268
                                                    -----------      -----------

              Total assets                          204,756,257      322,324,413

LIABILITIES
  Accrued expenses                                           --           42,117
  Excess contribution payable                           239,292               --
                                                    -----------      -----------

                                                        239,292           42,117
                                                    -----------      -----------

              NET ASSETS AVAILABLE FOR BENEFITS    $204,516,965     $322,282,296
                                                    ===========      ===========


        The accompanying notes are an integral part of these statements.

                    THE FLEMING 401(K) PLAN (IN LIQUIDATION)

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 26, 2003


Additions
  Participant contributions                                       $  15,469,903
  Interest and dividend income                                        6,348,228
  Net appreciation in fair value of investments                      29,417,797
                                                                     ----------
                                                                     51,235,928

Deductions
  Benefits paid to participants                                     201,832,022
  Administrative fees                                                   307,715
                                                                    -----------
                                                                    202,139,737
                                                                    -----------

                   Net decrease before transfers                   (150,903,809)

Net transfers from other plans                                       33,138,478
                                                                     ----------

                   NET DECREASE                                    (117,765,331)

Net assets available for benefits at beginning of year              322,282,296
                                                                    -----------

Net assets available for benefits at end of year                  $ 204,516,965
                                                                    ===========


         The accompanying notes are an integral part of this statement.

                    THE FLEMING 401(K) PLAN (IN LIQUIDATION)

                          NOTES TO FINANCIAL STATEMENTS

                     December 26, 2003 and December 27, 2002


NOTE A - DESCRIPTION OF PLAN

     On October 15, 2003, the Board of Directors of the Plan Sponsor (Fleming Companies, Inc.) adopted resolutions to terminate The Fleming 401(k) Plan (the "Plan") effective January 31, 2004 and, as a result, all participants became fully vested in their benefits under the Plan as of January 31, 2004. Subsequently, in October 2003, participants were notified of the Plan's termination. Furthermore, the participants will be required to elect a distribution option (rollover or lump-sum distribution) before December 24, 2004.

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan, established in 1980, and amended and restated at various times, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was designed to provide retirement benefits to eligible employees of Fleming Companies, Inc. and its subsidiaries (the "Company").

     The Plan provides for the appointment of a committee responsible for Plan administration. Historically, that committee was the Retirement Committee of Fleming Companies, Inc. However, as a result of the bankruptcy reorganization efforts and management departures, the Retirement Committee has not met since December 18, 2002. Subsequent to the bankruptcy filing, all Plan amendments have been approved by the Finance Committee of the Board of Directors.

     In January 2003, the Head Distributing Company 401(k) Plan and the Core-Mark International Nest Egg Savings Plan were merged into the Plan. The Plan recognized transfers of net assets at fair value of approximately $33.1 million.

     Partial Plan terminations occurred during 2003 and 2002 due to the Company's bankruptcy restructuring in 2003 and other restructuring activities in 2002. Participants who were affected by the partial Plan terminations became fully vested in Company contributions in their account.

     Prior to January 31, 2004, employees were eligible to participate in the Plan after achieving three months of service and attaining 21 years of age, or participation in a prior plan. Through January 31, 2004, participants could have made deferrals of compensation contributions in accordance with the provisions of Internal Revenue Code (the "Code")
     section 401(k) of at least 1%, but not more than 25%, of the participant's compensation, subject to certain limitations. Participant deferral accounts are 100% vested. For the participants employed on the last day of the 2002 Plan year, the Plan provided for a matching contribution equal to
     (1) 100% of the participant's deferrals of compensation but not to exceed the first 2% of such participant's compensation for such Plan year and (2) 25% of the participant's additional deferrals of compensation on the next 4% of such participant's compensation for such Plan year. No contributions were made by the Company for the 2003 Plan year. A participant was 100% vested in the Company's contribution after three years of credited service.

     For the 2002 Plan year, the Company made an annual contribution on behalf of certain participants of the Plan, as defined by the Plan, based on the following years of service:

                    THE FLEMING 401(K) PLAN (IN LIQUIDATION)

                     December 26, 2003 and December 27, 2002


NOTE A - DESCRIPTION OF PLAN - CONTINUED

                                          Contribution rate as
Years of credited service              percentage of compensation
-------------------------              --------------------------
          1-7                                       1%
          8-15                                      2%
         16-23                                      3%
         24 or more                                 4%

     Due to the Company's bankruptcy reorganization, for the year ended December 26, 2003, the Company eliminated its obligation to make Company matching and other annual contributions.

     Until all assets are distributed from the Plan, separate accounts will be maintained for each remaining participant. Accounts are classified as follows:

           - Accounts attributable to Company contributions and related investment earnings.

           -     Accounts attributable to contributions by participants under section 401(k) of the Code and related investment earnings.

           - Accounts attributable to contributions by participants on an after-tax basis and related investment earnings.

     Prior to January 31, 2004, participants or beneficiaries, with certain limitations, could have borrowed from their vested accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Each loan was collateralized by the balance in the borrower/participant's accounts and accrued interest at rates that, at December 26, 2003, ranged from 5.0% to 11.5%. Loans mature at various dates; however, all loans become due and payable upon distribution of the borrower/participant's accounts.

     Benefits of the Plan are payable upon reaching normal retirement, early retirement or termination of employment, or in the event of death or disability. Lump-sum distributions are the only distribution option available.

     Historically, upon termination of a participant's employment with the Company, the nonvested portion of the Company contribution was forfeited. Forfeitures were used first to pay Plan expenses and then to reduce future Company contributions. At December 26, 2003, forfeited nonvested accounts totaled approximately $16,000.

     Until an account is distributed, participants may direct the investments of their accounts into various investment funds. Participants should refer to the information provided by Fidelity Management Trust Company for a complete description of the investment options.

                    THE FLEMING 401(K) PLAN (IN LIQUIDATION)

                     December 26, 2003 and December 27, 2002


NOTE B - SUMMARY OF ACCOUNTING POLICIES

      A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

      1. Plan Year End

      The Plan's fiscal year ends on the Friday before the last Saturday in December.

      2. Basis of Accounting

      The financial statements have been prepared using the accrual method of accounting. As discussed in Note A, during 2003, the Plan was terminated and currently is in the process of liquidating. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis. Because plan assets and liabilities are very liquid and short-term in nature and were carried at fair values, changing to the liquidation basis had no effect on the realizability or carrying amounts of the assets and liabilities and had no effect on the financial statements.

      3. Investments

      Mutual funds are stated at net asset value as determined based on the closing market prices of the underlying investments held. Investments in shares of collective trust funds are valued at their estimated fair values, as determined in good faith by the trustee. Corporate common stocks are valued based upon quoted market prices. Participant loans are valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      4. Cash

      The Plan maintains its cash in accounts which may not be federally insured. The Plan has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash.

                    THE FLEMING 401(K) PLAN (IN LIQUIDATION)

                     December 26, 2003 and December 27, 2002


NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

      5. Administrative Fees

      Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded as administrative fees.

      6. Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

NOTE C - INVESTMENTS

      The Plan's investments are held by Fidelity Management Trust Company ("Fidelity"). The following is a schedule of investments by type at:

                                                            December 26, 2003           December 27, 2002
                                                            -----------------           -----------------
Mutual funds                                                   $178,335,200               $274,312,259
Collective trust funds                                           21,908,659                 17,340,547
Corporate common stock - Fleming Companies, Inc.                        477                 12,678,694
Participant loans                                                 4,509,162                  8,019,341
                                                               ------------               ------------
                                                               $204,753,498               $312,350,841
                                                               ============               ============

      The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits at:

                                                      December 26, 2003                      December 27, 2002
                                                -----------------------------         -----------------------------
                                                  Number             Fair              Number              Fair
                                                of shares            value            of shares            value
                                                ----------         ----------         ----------         ----------
Fidelity Contrafund                                260,816        $12,871,283            572,950        $22,115,868
Fidelity Equity Income Fund                        290,568         14,455,767            575,685         22,837,414
Janus Twenty Fund                                       --                 --            668,628         19,396,899
Fidelity Magellan Fund                             434,161         42,434,890            834,903         65,923,913
Fidelity Managed Income Portfolio               21,908,659         21,908,659         17,340,547         17,340,547
Fidelity Puritan Fund                            1,116,362         20,619,201          2,141,948         33,821,363
Fidelity Retirement Money Market
     Portfolio                                  21,385,189         21,385,189         49,336,964         49,336,964
Fidelity Intermediate Bond Fund                         --                 --          1,854,927         19,903,364
Pimco Total Return, Institutional Class          1,061,447         11,368,093                 --                 --
Fidelity Diversified International Fund            501,550         12,097,389                 --                 --
Pimco RCM Large Cap Growth                       1,093,491         13,056,278                 --                 --

                    THE FLEMING 401(K) PLAN (IN LIQUIDATION)

                     December 26, 2003 and December 27, 2002


NOTE C - INVESTMENTS - CONTINUED

      The following table presents the net appreciation (depreciation) (including gains and losses on investments bought and sold, as well as held during the year) by type of investment for the year ended December 26, 2003:

Mutual funds                                                   $ 45,999,822
Corporate common stock - Fleming Companies, Inc.                (16,582,025)
                                                               ------------
                                                               $ 29,417,797
                                                               ============

NOTE D - TAX STATUS

      The Internal Revenue Service has determined and informed the Company in a letter dated March 26, 2003 that the Plan, as amended on November 2, 2001, meets the requirements of section 401(a) of the Code and that the Plan's related trust is tax-exempt under section 501(a) of the Code.

      However, effective January 1, 2002, the Plan was amended and restated. The Company has not yet received a determination letter from the Internal Revenue Service for the amended and restated Plan. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

NOTE E - REFUNDS

      The Plan approved refunds of $239,292 of excess contributions to highly compensated members in 2003. Refunds were necessary in order to satisfy the actual deferral percentage limitation and the actual contribution percentage limitation under IRC section 401(m) for the year ended December 26, 2003. The Code requires these refunds be made prior to the end of the following year. These refunds were made within the first four months after December 26, 2003. No such refunds were required for 2002.

NOTE F - RELATED PARTY TRANSACTIONS

      Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                    THE FLEMING 401(K) PLAN (IN LIQUIDATION)

                     December 26, 2003 and December 27, 2002


NOTE G - REGULATORY MATTERS

      By letter dated March 6, 2003, the Employee Benefits Security Administration of the United States Department of Labor (the "DOL") confirmed to the Company that it had initiated an investigation of certain of the retirement plans (including the Plan) sponsored by the Company (collectively, the "Retirement Plans") pursuant to the authority provided by Section 504 of ERISA. The investigation consisted of interviews and the review of records of the Retirement Plans.

      The Company has provided access to and copies of documents requested by the DOL. The Company has not received any formal results or finding from the DOL with respect to its investigation.

NOTE H - PLAN SPONSOR BANKRUPTCY / SEC INVESTIGATION

      On April 1, 2003, Fleming Companies, Inc. and certain of its affiliates (collectively, the "Debtors") filed for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The bankruptcy cases have been consolidated for procedural purposes only. The Debtors continue in possession of their properties and are operating and managing their businesses as debtors and debtors in possession. On May 25, 2004, the Bankruptcy Court entered an order that, among other things, approved the Third Amended Disclosure Statement filed by the Debtors and the Official Committee of Unsecured Creditors in support of their Third Amended Joint Plan of Reorganization. The Bankruptcy Court has set July 26, 2004 as the hearing on the reorganization plan confirmation and July 2, 2004 as the deadline by which parties must object to the reorganization plan confirmation. Although the Debtors believe that the Third Amended Joint Plan of Reorganization is a confirmable plan consistent with section 1129 of the Bankruptcy Code, there can be no assurance that the reorganization plan will be confirmed on July 26 or thereafter. In the event that the reorganization plan is not confirmed, the Debtors expect to make the necessary amendments to achieve confirmation.

      The Company is the subject of an investigation by the Securities and Exchange Commission relating to certain accounting transactions and practices during the years 2001 and 2002 which may have involved certain members of management or employees who may have had significant roles in internal controls of Fleming Companies, Inc.

NOTE I - SUBSEQUENT EVENTS

      In January 2004, assets totaling approximately $42,960,000, relating to the employees of the convenience distribution business, were spun off into their own 401(k) plan.

                    THE FLEMING 401(K) PLAN (IN LIQUIDATION)

            SCHEDULE H, LINE 4i - ASSETS HELD FOR INVESTMENT PURPOSES

                                December 26, 2003

             Identity of issuer, borrower, lessor                                            Current
       or similar party; description of investment                      Units      Cost       value
       -------------------------------------------                      -----      ----       -----
Fidelity investments*
     Puritan Fund                                                     1,116,362     **     $ 20,619,201
     Magellan Fund                                                      434,161     **       42,434,890
     Contrafund                                                         260,816     **       12,871,283
     Equity Income Fund                                                 290,568     **       14,455,767
     Intermediate Bond Fund                                                 220     **            2,343
     Low-Priced Stock Fund                                              282,994     **        9,899,136
     Diversified International Fund                                     501,550     **       12,097,389
     Freedom Income Fund                                                  8,219     **           91,152
     Freedom 2000 Fund                                                   24,473     **          288,290
     Freedom 2010 Fund                                                  229,909     **        2,993,417
     Freedom 2020 Fund                                                  299,354     **        3,897,584
     Freedom 2030 Fund                                                  123,114     **        1,594,331
     Freedom 2040 Fund                                                   44,368     **          335,425
     Retirement Money Market Portfolio                               21,385,189     **       21,385,189
     Managed Income Portfolio                                        21,908,659     **       21,908,659
     Spartan US Equity Index Fund                                       131,971     **        5,200,941
                                                                                           ------------
               Total Fidelity investments                                                   170,074,997

Pimco High Yield Fund, Administrative Class                             131,085     **        1,280,698
Pimco Total Return, Institutional Class                               1,061,447     **       11,368,093
Pimco RCM Large Cap Growth                                            1,093,491     **       13,056,278
Templeton Developing Markets, A                                          96,605     **        1,448,112
Wasatch Ultra Growth                                                    107,053     **        3,015,681

Corporate common stock
     Fleming Companies, Inc.*                                           196,028     **              477

Participant loans* (1)                                                              **        4,509,162
                                                                                           ------------
TOTAL                                                                                      $204,753,498
                                                                                           ============

*Party in interest

**Cost omitted for participant-directed investments

(1) Participant loans, 5.0% to 11.5%, maturing at various dates through September 2019; however, all loans become due and payable upon distribution of the borrower/participant's accounts.

                                  EXHIBIT INDEX

      The following exhibit has been filed as part of this Form 11-K and is incorporated herein by reference.

EXHIBIT
 NUMBER                                  DESCRIPTION
 ------                                  -----------
   23                           Consent of Grant Thornton LLP

                                   SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            THE FLEMING 401(k) PLAN



                                            By: /s/ CHARLES D. BICKFORD
                                               ---------------------------------
                                               Charles D. Bickford
                                               (Member of the Fleming Companies,
                                               Inc. retirement committee which
                                               administers the Plan)


Date: July 8, 2004